October 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

                    Branch Chief – Legal

Re:	Crossroads Systems, Inc. Request for Withdrawal of Post-Effective Amendment No. 3 to Form S-3 File No. 333-172792 Filed October 5, 2015

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc. (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby submit this letter to request the immediate withdrawal of the Company’s Post-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-3 with the file no. 333-172792, which was filed with the Securities and Exchange Commission on October 5, 2015.

The Company requests the withdrawal of the Amendment because a combined prospectus was filed for registration file numbers 333-172792 and 333-188549 with a post-effective amendment under file number 333-188549 pursuant to Rule 429(a) of the Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours,
/s/ Adam W. Finerman
Adam W. Finerman